Exhibit 99.3

Autorité des marchés financiers	July 13, 2020
Alberta Securities Commission
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Financial and Consumer Services Commission, New Brunswick
The Manitoba Securities Commission
Nova Scotia Securities Commission
Nunavut Securities Office
Office of the Superintendent of Securities, Northwest Territories
Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities, Service Newfoundland and
Labrador
Office of the Yukon Superintendent of Securities
Ontario Securities Commission

Re:	Neptune Wellness Solutions Inc.
Change of Auditor Notice dated July 13, 2020

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

cc:	The Board of Directors, Neptune Wellness Solutions Inc.

Dr. Toni Rinow, Chief Financial Officer

Société membre d’Ernst & Young Global Limited / A member firm of Ernst & Young Global Limited